FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of June 2005

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PFEIFFER VACUUM TECHNOLOGY AG

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	€	€	€	€
Net sales	39,931	37,816	77,519	75,283
Cost of sales	(21,371)	(20,210)	(41,462)	(40,138)

Gross profit	18,560	17,606	36,057	35,145

Selling and marketing expenses	(5,065)	(4,736)	(9,619)	(9,308)
General and administrative expenses	(3,042)	(3,042)	(6,057)	(6,450)
Research and development expenses	(1,624)	(1,796)	(3,400)	(3,398)

Operating profit	8,829	8,032	16,981	15,989

Interest expense	(95)	(5)	(103)	(19)
Interest income	431	586	607	661
Foreign exchange gain	552	243	997	742

Income from continuing operations before taxes	9,717	8,856	18,482	17,373

Income taxes	(3,871)	(3,555)	(7,365)	(6,972)

Income from continuing operations	5,846	5,301	11,117	10,401

Discontinued operations:
Loss from operations of DVD business net of tax	(338)	(918)	(681)	(1,855)
Loss on disposal net of tax	(138)	—	(138)	—

Loss on discontinued operations net of tax	(476)	(918)	(819)	(1,855)

Net income	5,370	4,383	10,298	8,546

Basic and diluted income per ordinary share and ADR from:

Continuing operations (in €)	0.67	0.61	1.28	1.20
Discontinued operations (in €)	(0.05)	(0.11)	(0.10)	(0.22)
Net	0.62	0.50	1.18	0.98

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	June 30,	December 31,
	2005	2004
	€	€
Assets
Cash and cash equivalents	52,171	44,986
Trade accounts receivable — net	22,645	18,967
Other accounts receivable	2,139	4,056
Inventories — net	15,174	13,954
Investment securities	—	9,000
Prepaid expenses	763	541
Deferred tax assets — net	945	774
Other current assets	150	564
Assets held for sale	265	1,519

Total current assets	94,252	94,361

Intangible assets	568	491
Property, plant and equipment — net	23,179	23,225
Investment Securities	4,002	1,002
Deferred tax assets — net	2,428	2,328
Prepaid pension cost	2,822	2,817
Other assets	1,220	1,009

Total non-current assets	34,219	30,872
Total assets	128,471	125,233

Liabilities and shareholders’ equity
Trade accounts payable	3,608	2,965
Accrued liabilities	7,347	9,519
Income tax liabilities	5,701	5,720
Customer deposits	1,105	1,911
Other payables	3,929	2,328
Other current liabilities	142	—
Liabilities held for sale	301	1,186

Total current liabilities	22,133	23,629

Convertible bonds	768	794
Accrued pension	2,050	1,455

Total non-current liabilities	2,818	2,249

Shareholders’ equity
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at June 30, 2005 and at December 31, 2004)	22,504	22,504
Additional paid-in capital	2,821	2,821
Retained earnings	81,733	79,256
Accumulated other comprehensive loss	(1,100)	(2,788)
Treasury stock, at cost (100,076 ordinary shares)	(2,438)	(2,438)

Total shareholders’ equity	103,520	99,355
Total liabilities and shareholders’ equity	128,471	125,233

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated Other Comprehensive Income
		Additional		Minimum	Cumulative	Unrealized		Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	Treasury	shareholders’
	capital	capital	earnings	liability	adjustment	on hedges	stock	equity
	(€ in thousands)
Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560	409	—	92,508
Dividends paid			(4,903)					(4,903)
Treasury stock							(2,438)	(2,438)
Net income			12,746					12,746
Components of other comprehensive income — net of tax of € (305) —				592	(3,609)	141		(2,876)
Total comprehensive income								9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid			(6,083)					(6,083)
Net income			11,626					11,626
Components of other comprehensive income — net of tax of € (11) —				(100)	(765)	(360)		(1,225)
Total comprehensive income								10,401

Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355
Dividends paid			(7,821)					(7,821)
Net income			10,298					10,298
Components of other comprehensive income — net of tax of € 159 —					1,966	(278)		1,688
Total comprehensive income								11,986

Balance at June 30, 2005	22,504	2,821	81,733	(164)	(848)	(88)	(2,438)	103,520

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, unaudited)

	Six months ended June 30,
	2005	2004
	€	€
Cash flow from operating activities:
Net income	10,298	8,546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,644	1,664
Gain on disposal of fixed assets	(11)	(47)
Change in deferred taxes	—	(43)
Provision for doubtful accounts	170	(303)
Loss on disposal of discontinued operations and changes in assets and liabilities held for sale	205	(3,393)
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(3,227)	914
Other accounts receivable	1,930	(199)
Inventories	(814)	(2,383)
Prepaid expenses	(202)	(21)
Other current assets	108	254
Other long-term assets	(158)	131
Prepaid pension cost	(5)	—
Accrued pension liabilities	506	876
Accounts payable trade	630	613
Income tax liabilities	(64)	3,292
Accrued other liabilities	(2,308)	(208)
Customer deposits	(807)	482
Other payables	1,582	2,750

Net cash provided by operating activities	9,477	12,925

Cash flow from investing activities:
Proceeds from disposal of fixed assets	37	87
Proceeds from disposal of discontinued operations	171	—
Capital expenditures	(1,686)	(845)
Purchase of investment securities	(3,000)	—
Repayment of investment securities	9,000	—

Net cash provided by (used in) investing activities	4,522	(758)

Cash flow from financing activities
Dividend payment	(7,821)	(6,083)

Net cash used in financing activities	(7,821)	(6,083)

Effects of foreign exchange rate changes on cash and cash equivalents	1,007	376

Net increase in cash and cash equivalents	7,185	6,460

Cash and cash equivalents at beginning of period	44,986	29,432

Cash and cash equivalents at end of period	52,171	35,892

Non-cash transactions:
Repayments of convertible bonds and employee loans	(26)	(26)

See accompanying notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

June 30, 2005
1.     The Company and Basis of Presentation
     Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems, vacuum components and instruments.
Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company.
Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).
2.     Summary of Significant Accounting Policies
Consolidation Principles
     All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.
All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.
Use of Estimates
     The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.
Components of operating expenses
     Cost of sales include all expenses that are related to the sold product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses. Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.). General and administrative expenses predominantly include wages and salaries, allowance for doubtful accounts, audit and other general consulting fees and other costs that relate to the company as a whole (e.g., IT consulting).

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Reclassifications
     Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Foreign Currency Translation
     The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).
3.     New U.S. Legislation and Accounting Rules
     As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) — also apply to Pfeiffer.
4.     Restructuring
     In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Standard requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made.
During the third quarter of 2004 and after other cost reduction measures proved ineffective, the Company entered into a plan of termination which impacted employees in the DVD business. This business deals with development and production of manufacturing lines for digital versatile discs and falls within the operating segment Germany. Due to the German Works Council Constitution Act (Betriebsverfassungsgesetz) the Company must reach and reached an agreement with its workers council regarding the provisions of the one-time termination benefits for 51 employees. This agreement included the date of termination of each employment contract, amounts of termination payments and the payment date. The accrued amount includes only the severance payment and not regular salaries which are paid out during the minimum retention period and reflected as period costs. An employee will receive severance regardless of whether such employee remains with the Company for the minimum retention period.
The redundancy plan was approved by the management, having the corresponding authority to do so, the employees to be terminated, their function and their location were identified in this plan, each dismissed employee was able to calculate their individual indemnity by using the formula set up in the plan (depending on age, seniority and salary) and it was and is still unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The total amount expensed in the third quarter of 2004 regarding this redundancy plan was approximately € 1.2 million. The accrued restructuring costs due to the redundancy program amounted to € 0.9 million at December 31, 2004 and decreased to approximately € 0.1 million at June 30, 2005, as payments were made. The remaining payment will be in the third quarter 2005.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

5.     Discontinued Operations
     In the second quarter of 2005, the management board committed to a plan to dispose of this business, having obtained supervisory board approval as required in order to terminate this sideline activity. Beginning with the second quarter of 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly.
In April 2005 the Company sold by auction the fixed assets and the respective inventories of the manufacturing site in Aschaffenburg. The disposal of the fixed assets and the respective inventories resulted in a loss of approximately € 0.2 million.
Gains and losses of discontinued operations were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	€ (in thousands)		€ (in thousands)
Loss from operations of DVD business before income tax benefit	(545)	(1,477)	(1,097)	(2,985)
Income tax benefit	207	559	416	1,130

Net loss from operations of DVD business	(338)	(918)	(681)	(1,855)

Loss on disposal before income tax benefit	(222)	—	(222)	—
Income tax benefit	84	—	84	—

Net loss on disposal	(138)	—	(138)	—

Total loss from discontinued operations before income tax benefit	(767)	(1,477)	(1,319)	(2,985)
Income tax benefit	291	559	500	1,130

Net total loss from discontinued operations	(476)	(918)	(819)	(1,855)

The Company expects that any future expenses due to the discontinued operations will not be material.
The assets and liabilities of the discontinued operations were as follows:

	June 30,	December 31,
	2005	2004
	€ in thousands
Assets
Cash and cash equivalents	8	—
Trade accounts receivable and other receivables	42	6
Inventories — net	215	911
Intangible and fixed assets	—	602

Total current assets	265	1,519

Liabilities
Trade accounts payable and other payables	186	1,060
Accrued other liabilities	115	126

Total current liabilities	301	1,186

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

6.     Inventories
     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
Inventories consist of the following:

	June 30,	December 31,
	2005	2004
	(€ in thousands)
Raw materials	4,098	4,218
Work-in-process	4,433	4,241
Finished products	6,643	5,495

Total inventories	15,174	13,954

7.     Investment Securities
     The Company holds investment securities amounting to € 4.0 million, which will be held until final maturity and are consequently valued at carrying cost of acquisition.
Within the second quarter of 2005, the issuer executed the right to repay the investment security amounting to € 9.0 million before original maturity according to the notes of the investment. Interest income amounting to € 144,000 for the six month ended June 30, 2005 was paid by the issuer and included in the Company’s interest income of 2005.
8.     Stock-Based Compensation — Convertible Bonds
     As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company applies the intrinsic value-based method in accordance with APB Opinion No. 25 for its stock-based compensation plans. Under APB No. 25 “Accounting for Stock Issued to Employees,” compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price.
As of June 30, 2005, employees had returned 3,000 of these convertible bonds having an aggregate principal value of € 384,000 and repaid the corresponding employee loans.
Accounting for Stock Based Compensation
A summary of option shares related to the convertible bonds is as follows:

	Number of	Weighted Average
	Shares	Exercise Price
	Outstanding	per Share
		€
Convertible shares outstanding January 1, 2004	330,000	44.74
Granted	—	—
Exercised	—	—
Forfeited	(20,000)	42.86

Convertible shares outstanding December 31, 2004	310,000	44.86
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86

Convertible shares outstanding June 30, 2005	300,000	44.93

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Shares exercisable at June 30, 2005 totaled 228,000. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2002 and 2000: Risk-free interest rates ranging from 4% to 5%; expected lives ranging from 4.5 to 6 years; expected dividend yield of 1% to 2%; and expected volatility ranging from 30% to 40%.
SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes, using the fair value method the Company’s net income from continuing operations would have been K€ 10,901 and the respective earnings per share would have been € 1.25 and net loss from discontinued operations would have been K€ 1.035 and the respective earnings per share would have been € (0.12) for the six months ended June 30, 2005. For the three months ended June 30, 2005 the proforma net income from continuing operations would have been K€ 5,738 and the respective earnings per share would have been € 0.66, the net loss from discontinued operations would have been K€ 584 and the respective earnings per share would have been € (0.07).
9.     Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
Numerator:
Income from continuing operations (in thousands €)	5,846	5,301	11,117	10,401
Loss on discontinued operations (in thousands €)	(476)	(918)	(819)	(1,855)

Net income (in thousands €)	5,370	4,383	10,298	8,546

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,690,524	8,690,524	8,690,524	8,690,524

Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,690,524	8,690,524	8,690,524	8,690,524

Basic earnings per share and ADR from:
Continuing operations (€)	0.67	0.61	1.28	1.20
Discontinued operations (€)	(0.05)	(0.11)	(0.10)	(0.22)

Net	0.62	0.50	1.18	0.98
Diluted earnings per share and ADR from:
Continuing operations (€)	0.67	0.61	1.28	1.20
Discontinued operations (€)	(0.05)	(0.11)	(0.10)	(0.22)

Net	0.62	0.50	1.18	0.98

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

10.   Share Ownership
     The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of June 30, 2005 owned by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADRs	Bonds
Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADRs	Bonds
Wolfgang Dondorf	34,100	200	0
Manfred Bender	140	0	750
11.   Employees
     As of June 30, 2005 the Company employed 694 people, of which 511 are in Germany and 183 in other countries.
Headcount

	June 30,
	2005	2004	2005	2004
	Germany		Other Countries
Production	277	298	56	57
Research and Development	79	95	—	—
Selling and Marketing	101	104	96	93
Administration	54	65	31	35

Total	511	562	183	185

The Company’s manpower dropped in Germany by 9.1% primarily due to its withdrawal from DVD business. The above figures for the German production group as of June 30, 2005 contain three remaining employees from the discontinued DVD business.
12.   Pension Benefits and Similar Obligations
     Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans. Plan assets for the German Pension Plans are held in the Pfeiffer Vacuum Trust e.V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. Contributions for the year 2004 totaled K€ 836. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30% in equities and 70% in fixed-income securities and cash.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Pension expense for all plans included the following components:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(€ in thousands)
Service cost	252	221	502	441
Interest cost	551	516	1,101	1,032
Expected return on assets	(545)	(501)	(1,089)	(1,002)
Amortization of:
unrecognized net actuarial (gains) losses	38	3	76	7
unrecognized prior service cost	18	19	37	38
unrecognized net obligation	6	—	12	—

Net pension cost	320	258	639	516

In March 2005, the Company contributed approximately € 0.8 million to the Pfeiffer Vacuum Trust e.V. as plan assets for its German based early retirement obligation. Analog to the pension plan presentation, Pfeiffer Vacuum offsets these designated assets against the early retirement obligation in the liabilities section of the consolidated financial statements.
13.   Warranty
     Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.
Warranty provisions consist of the following:

	June 30,
	2005	2004
	(€ in thousands)
Balance at beginning of period	2,897	3,529
Warranties issued during the period	1,285	773
Utilization of accruals	(167)	(88)

Balance at end of period	4,015	4,214

14.   Segment Information
     The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax.
The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is country-based.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Information concerning the Company’s continuing operations by geographic locations is summarized as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(€ in thousands)		(€ in thousands)
Net Sales
Germany
Unaffiliated	17,645	16,581	33,527	33,039
Intercompany	13,999	12,722	27,537	25,426

	31,644	29,303	61,064	58,465
Europe excluding Germany	12,287	11,630	25,586	22,974
United States	9,132	8,623	16,850	16,498
Rest of World	1,303	1,158	2,189	3,096

	54,366	50,714	105,689	101,033
Intercompany eliminations	(14,435)	(12,898)	(28,170)	(25,750)

Total	39,931	37,816	77,519	75,283

Operating profit
Germany	6,633	6,137	13,318	12,358
Europe excluding Germany	914	1,132	1,818	1,931
United States	877	542	1,193	1,115
Rest of World	353	157	501	424

	8,777	7,968	16,830	15,828
Intercompany eliminations	52	64	151	161

Total	8,829	8,032	16,981	15,989

Information concerning the Company’s discontinued operations by geographic locations is summarized as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(€ in thousands)		(€ in thousands)
Net Sales
Germany
Unaffiliated	363	1,431	406	3,004
Intercompany	(12)	2	(12)	2

	351	1,433	394	3,006
Intercompany eliminations	12	(2)	12	(2)

Total	363	1,431	406	3,004

Operating profit
Germany	(812)	(1,471)	(1,363)	(2,971)
Intercompany eliminations	12	(2)	12	(2)

Total	(800)	(1,473)	(1,351)	(2,973)

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

15.   Income Tax Expense
     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate of its continuing operations was 39.8% for the first six months of 2005 and 40.1% for the first six months of 2004.
The tax rate used for calculation of the income tax benefit from discontinued operations was 37.9% in both, the six month period ended June 30, 2005 and 2004, respectively.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations
Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004
(Percentages calculated based on amounts in thousands €)
     Since the second quarter of 2005 the Company reported gains and losses from discontinued operations. All prior periods amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Net Sales
The following table summarizes the Company’s net sales by segment:

	Three months ended
	June 30, 2005		June 30, 2004
	(€ in thousands)%		(€ in thousands)%
Net Sales from continuing operations
Germany	17,645	44.2	16,581	43.8
Europe excluding Germany	12,277	30.7	11,588	30.6
United States	9,130	22.9	8,620	22.8
Rest of World	879	2.2	1,027	2.8

	39,931	100.0	37,816	100.0

Discontinued operations:

	Three months ended
	June 30, 2005	June 30, 2004
	(€ in thousands)
Net Sales from discontinued operations
Germany	363	1,431

     The Company’s total net sales from continuing operations amounted to € 39.9 million in the three months ended June 30, 2005 and increased by € 2.1 million or 5.6% from € 37.8 million in the previous year’s period. The segment Germany (German subsidiaries) increased its sales by € 1.1 million primarily due to increased demand of German customers in the second quarter of 2005 compared to the second quarter of 2004. The sales of the European subsidiaries increased by € 0.7 million. The revenues of the U.S. sales company increased in U.S. dollar by $1.1 million or 11.0%, but due to the weakness of the U.S. dollar against the euro the sales were adversely impacted by the effect of exchange rate differences amounting to approximately € 0.4 million. The sales of the Company’s DVD business, reported in discontinued operations (segment Germany), decreased by € 1.1 million.
Net sales revenue in the Company’s core product, the turbo pump, increased by € 1.6 million or 10.2% from € 15.5 million in the second quarter of 2004 to € 17.0 million in 2005. In fore vacuum pumps an increase by € 1.6 million or 40.4% was recorded, offset by decreased sales in vacuum system by € 1.1 million. Revenue in service decreased by € 0.3 million, sales in vacuum instruments and components increased by € 0.3 million.
The Company’s sales increase in the second quarter of the year 2005 compared to the second quarter of the year 2004 was mainly due to an increase in the volume of products slightly offset by an altered product mix.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Additionally, for the readers convenience the Company summarized its net sales by geographical area in the following table. Net sales by geographical area include all sales within a particular area, regardless of which subsidiary realizes the revenues.
The Company’s net sales from continuing operations by geographical area are:

	Three months ended
	June 30, 2005		June 30, 2004
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	10,944	27.4	9,865	26.1
Europe excluding Germany	12,263	30.7	13,079	34.6
United States	9,059	22.7	8,556	22.6
Asia	7,194	18.0	5,979	15.8
Rest of World	471	1.2	337	0.9

Total	39,931	100.0	37,816	100.0

     The Company’s total net sales from continuing operations increased by € 2.1 million or 5.6% from € 37.8 million in the three months ended June 30, 2004 to € 39.9 million in the respective period of the current year. In the second quarter of 2005 sales in Germany increased by € 1.1 million and made up the sales decrease in Germany in the first quarter of 2005, offset by decreased sales in Europe (excluding Germany) by € 0.8 million. Sales in the U.S. increased by € 0.5 million despite the adversely effect of the weakness of the U.S. dollar against the euro amounting to approximately € 0.4 million. The Company’s efforts to expand its sales in the Asian region led to a sales increase of € 1.2 million or 20.3%. In the rest of world a small increase by € 0.1 million was realized.
Order intake and Order backlog
     The order intake increased by € 2.5 million (6.4%) from € 39.1 million in the three month period ended June 30, 2004 to € 41.6 million in 2005. Orders in turbo pumps, the Company’s core product, recorded a significant increase by € 4.1 million or 29.7% from € 13.8 million in the second quarter of 2004 to € 17.9 million in 2005. Additionally, orders received in fore vacuum pumps increased by € 1.5 million or 33.3%, offset by decreased orders in vacuum systems amounting to € 1.8 million. Service orders declined slightly by € 0.3 million.
Order backlog increased by € 6.8 million from € 24.6 million at June 30, 2004 to € 31.4 million in June 30, 2005. The significant increases were recorded in turbo pumps by € 5.9 million or 51.3% and fore vacuum pumps by € 1.6 million or 48.5%. The Company considers its order intake and order backlog positions as an indication for a business development against the general economic trend.
Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should generally not be construed to represent future levels of sales and orders.
Gross Profit
     The gross profit increased by € 1.0 million (5.4%) from € 17.6 million in the second quarter 2004 to € 18.6 million in 2005, primarily due to the higher sales revenues. The Company’s gross margin decreased slightly from 46.6% in 2004 to 46.5% in 2005.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Selling and Marketing Expenses
     Selling and marketing expenses increased from € 4.7 million in the three month ended June 30, 2004 to € 5.1 million in the respective period in 2005. As a percentage of sales, selling and marketing expenses increased from 12.5% in 2004 to 12.7% in 2005. The increased net sales revenue determined increasing selling and marketing expenses.
General and Administrative Expenses
     General and administrative expenses amounted to € 3.0 million in both the second quarter of 2005 and 2004, due to the Company’s ongoing ability to manage all headquarter and subsidiary needs with a small staff. As a percentage of sales, general and administrative expenses decreased from 8.0% in 2004 to 7.6% in 2005, due to the higher net sales.
Research and Development
     Research and development expenses decreased from € 1.8 million the three months ended June 30, 2004 to € 1.6 million in the same period of 2005. The percentage of sales was 4.1% in 2005 and 4.8% in 2004.
The Company continues to maintain a high ratio of research and development expenditures relative to total sales. Pfeiffer Vacuum depends on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company expenses all research and development costs as they are incurred.
Operating Profit
     Operating profit increased from € 8.0 million in the second quarter of 2004 to € 8.8 million in the second quarter of 2005. As a percentage of sales the operating profit increased from an already high level of 21.3% to 22.1%, primarily due to the Company’s cost reduction measures, implemented in past. Pfeiffer Vacuum intends to continue its worldwide cost management.
Interest Expense and Interest Income
     The Company was subject to a tax audit by the German tax authorities for the years 1999 through 2002. The outcome of this tax audit led to supplementary tax payments, which bear interest expense of € 45,000. Interest income in the second quarter of 2005 amounted to € 0.4 million compared to € 0.6 million in the second quarter of 2004.
Foreign Exchange Gain
     Foreign exchange gain in the second quarter of 2004 amounted to € 0.2 million and increased by € 0.4 million to € 0.6 million in the second quarter of 2005, primarily due to realized exchange gains in connection with payments received by the Company in U.S. dollars.
Income Tax Expense
     The effective tax rate of the Company’s continuing operations for the three month period ended June 30, 2005 was 39.8% compared to 40.1% in the respective period of 2004.
The tax rate used for calculation of the income tax benefit from discontinued operations was 37.9% in both, the three month period ended June 30, 2005 and 2004, respectively.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The Company was subject to a tax audit by the German tax authorities for the years 1999 through 2002. The outcome of this tax audit led to supplementary tax payments of approximately € 152,000, paid in the second quarter of 2005.
Net income
     Net income from continuing operations increased by 10.3% from € 5.3 million in the second quarter of 2004 to € 5.8 million in the second quarter of 2005. Net loss from discontinued operations accounted for € 0.9 million in the respective period in 2004 and € 0.5 million in 2005.
Net income from continuing operations per ordinary share and ADR was € 0.67 both basic and diluted in the three months ended June 30, 2005 compared to € 0.61 both basic and diluted in the three months ended June 30, 2004. Net loss from discontinued operations per ordinary share and ADR amounted to € (0.05) basic and diluted in the second quarter of 2005 and € (0.11) in the prior year’s quarter.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations
Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
(Percentages calculated based on amounts in thousands €)
     Since the second quarter of 2005 the Company reported gains and losses from discontinued operations. All prior periods amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Net Sales
The following table summarizes the Company’s net sales by segment:

	Six months ended
	June 30, 2005		June 30, 2004
	(€ in thousands)%		(€ in thousands)%
Net Sales from continuing operations
Germany	33,527	43.3	33,039	43.9
Europe excluding Germany	25,541	32.9	22,919	30.4
United States	16,845	21.7	16,491	21.9
Rest of World	1,606	2.1	2,834	3.8

	77,519	100.0	75,283	100.0

Discontinued operations:

	Six months ended
	June 30, 2005	June 30, 2004
	(€ in thousands)
Net Sales from discontinued operations
Germany	406	3,004

     The Company’s total net sales from continuing operations amounted to € 77.5 million in the six months ended June 30, 2005 and increased by € 2.2 million or 3.0% from € 75.3 million in the previous year’s period. The segment Germany (German subsidiaries) increased its sales by € 0.5 million, primarily due to increased demand of German customers in 2005 compared to 2004. The sales of the European subsidiaries increased by € 2.6 million or 11.4%. The revenues of the U.S. sales company increased in U.S. dollar by $1.4 million or 7.0%, but due to the weakness of the U.S. dollar against the euro the sales were adversely impacted by the effect of exchange rate differences amounting to approximately € 0.8 million. The sales subsidiaries in the Asian market (rest of World) recorded a sales decrease of € 1.2 million. The sales of the Company’s DVD business, reported in discontinued operations (segment Germany), decreased by € 2.6 million.
The major part of the net sales increase was recorded in fore vacuum pumps by € 2.1 million or 24.5% from € 8.5 million in the first six months of 2004 to € 10.5 million in 2005. In the Company’s core product, the turbo pump, only a small increase by € 0.3 million to € 31.5 million was realized. Sales in vacuum systems increased by € 0.8 million, offset by declining service sales by € 0.8 million.
The Company’s sales increase in the six months ended June 30, 2005 compared to the previous year’s period was mainly due to a more favorable product mix and a decrease in the volume of products.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Additionally, for the readers convenience the Company summarized its net sales by geographical area in the following table. Net sales by geographical area include all sales within a particular area, regardless of which subsidiary realizes the revenues.
The Company’s net sales of continuing operations by geographical area are:

	Six months ended
	June 30, 2005		June 30, 2004
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	20,479	26.4	20,433	27.1
Europe excluding Germany	26,144	33.7	24,869	33.0
United States	16,724	21.6	16,381	21.8
Asia	13,319	17.2	13,020	17.3
Rest of World	853	1.1	580	0.8

Total	77,519	100.0	75,283	100.0

     The Company’s total net sales from continuing operations increased by € 2.2 million or 3.0% from € 75.3 million in the six months ended June 30, 2004 to € 77.5 million in the respective period of the current year. In the German market the sales revenue of the current year was about the same like in 2004. Sales in Europe increased by € 1.3 million or 5.1% from € 24.9 million in the first half-year of 2004 to € 26.1 million in 2005. Sales in the U.S. increased by € 0.3 million despite the adversely effect of the weakness of the U.S. dollar against the euro amounting to approximately € 0.8 million. In the Asian region a small sales increase of € 0.3 million or 2.3% and in the rest of world a slightly increase by € 0.3 million was realized. The Company’s efforts to expand its sales was successful in all regions.
Order intake and Order backlog
     The order intake increased by € 4.5 million (5.7%) from € 78.5 million in the six month period ended June 30, 2004 to € 83.0 million in 2005. Orders in turbo pumps, the Company’s core product, recorded a significant increase by € 6.3 million or 20.7% from € 30.4 million in 2004 to € 36.7 million in 2005. This high order intake give hope for significant increased sales revenues in the future in this product group. Additionally, orders received in fore vacuum pumps increased by € 2.9 million or 33.7% from € 8.6 million to € 11.5 million, offset by decreased orders in vacuum systems amounting to € 1.8 million. Service orders declined by € 0.8 million.
Order backlog increased by € 6.8 million from € 24.6 million in 2004 to € 31.4 million in 2005. The significant increases were recorded in Turbo pumps by € 5.9 million or 51.3% and fore vacuum pumps by € 1.6 million or 48.5%. The Company considers its order intake and order backlog positions as an indication for a business development against the general economic trend.
Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should generally not be construed to represent future levels of sales and orders.
Gross Profit
     The gross profit increased by € 0.9 million (2.6%) from € 35.1 million in the first half-year of 2004 to € 36.1 million in 2005, primarily due to the higher sales revenues. The Company’s gross margin decreased slightly from 46.7% in 2004 to 46.5% in 2005.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Selling and Marketing Expenses
     Selling and marketing expenses increased from € 9.3 million in the six month ended June 30, 2004 to € 9.6 million in the respective period in 2005. As a percentage of sales, selling and marketing expenses were 12.4% in both periods 2004 and 2005. The increased net sales revenue determined increased selling and marketing expenses, but no change in the percentage of sales.
General and Administrative Expenses
     General and administrative expenses amounted to € 6.5 million in the first half-year of 2004 and decreased to € 6.1 million in 2005, due to the Company’s ongoing ability to manage all headquarter and subsidiary needs with a small staff. As a percentage of sales, general and administrative expenses decreased from 8.6% in 2004 to 7.8% in 2005, primarily due to the higher net sales.
Research and Development
     Research and development expenses amounted to € 3.4 million in both, the six months period ended June 30, 2004 and 2005. The percentage of sales was 4.4% in 2005 and 4.5% in 2004.
The Company continues to maintain a high ratio of research and development expenditures relative to total sales. Pfeiffer Vacuum depends on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company expenses all research and development costs as they are incurred.
Operating Profit
     Operating profit increased from € 16.0 million in the first half-year of 2004 to € 17.0 million in the respective period of 2005. As a percentage of sales the operating profit increased from an already high level of 21.2% to 21.9%.
The Company implemented in past a variety of cost reduction measures. Pfeiffer Vacuum intends to continue its worldwide cost management.
Interest Expense and Interest Income
     The Company was subject to a tax audit by the German tax authorities for the years 1999 through 2002. The outcome of this tax audit led to supplementary tax payments, which bear interest expense of € 45,000. Interest income in 2005 amounted to € 0.6 million compared to € 0.7 million in 2004.
Foreign Exchange Gain
     Foreign exchange gain in 2004 amounted to € 0.7 million and increased by € 0.3 million to € 1.0 million in 2005, primarily due to realized exchange gains adherent with payments received by the Company in U.S. dollars.
Income Tax Expense
     The Company’s effective tax rate of its continuing operations was 39.8% for the first six months of 2005 and 40.1% for the first six months of 2004.
The tax rate used for calculation of the income tax benefit from discontinued operations was 37.9% in both, the six month period ended June 30, 2005 and 2004, respectively.

PFEIFFER VACUUM TECHNOLOGY AG
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The Company was subject to a tax audit by the German tax authorities for the years 1999 through 2002. The outcome of this tax audit led to supplementary tax payments of approximately € 152,000, paid in the second quarter of 2005.
Net income
     Net income from continuing operations increased by 6.9% from € 10.4 million in 2004 to € 11.1 million in 2005. Net loss from discontinued operations accounted for € 1.9 million in the respective period in 2004 and € 0.8 million in 2005.
Net income from continuing operations per ordinary share and ADR was € 1.28 both, basic and diluted in the six months ended June 30, 2005 compared to € 1.20 both, basic and diluted in the six months ended June 30, 2004. Net loss from discontinued operations per ordinary share and ADR amounted to € (0.10) basic and diluted in the second quarter of 2005 and € (0.22) in the prior years period.
Liquidity and Capital Resources
     The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the six month period ended June 30, 2005, net cash provided by operating activities totaled € 9.5 million as compared to € 12.9 million for the same period in the prior year. The decrease in net cash provided by operating activities is due to increased trade accounts receivable (€ 3.2 million) as result of high sales in June which become due in the third quarter of 2005, paid staff bonuses and other accrued expenses (€ 2.3 million), offset by repayments of tax claims (€ 1.9 million).
The Company’s cash provided by investing activities amounted to € 4.5 million in the six months period ended June 30, 2005 and was due to the repayment of a current investment security amounting to € 9.0 million and the purchase of investment securities amounting to € 3.0 million. Additionally, the capital expenditures increased from € 0.8 million in 2004 to € 1.7 million in 2005.
In June 2005 the Company paid dividends to its shareholders for the year 2004 amounting to € 7,821,471.60. In June 2004 the payment for dividends for the year 2003 amounted to € 6,083,366.80, both recorded in the cash flow from financing activities.
All investments have been financed by the Company’s cash reserves.
The Company had no long-term debt at June 30, 2005, except for convertible bonds related to employee participation programs.

PFEIFFER VACUUM TECHNOLOGY AG
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
August 01, 2005

PFEIFFER VACUUM TECHNOLOGY AG
By:	/s/ Wolfgang Dondorf
Wolfgang Dondorf
Chief Executive Officer

By:	/s/ Manfred Bender
Manfred Bender
Chief Financial Officer